February 10, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549
Attn: James Allegretto, Senior Assistant Chief Accountant

Re:	Appliance Recycling Centers of America, Inc.
Form 10-K for Fiscal Year Ended December 29, 2012 Filed on March 22, 2013
Form 10-Q for Fiscal Quarter Ended September 28, 2013 Filed on November 7, 2013
File No. 0-19621
Dear Mr. Allegretto:
On behalf of Appliance Recycling Centers of America, Inc. (the “Company” or “we”), this letter is submitted in response to the comments set forth in your letter to me dated January 27, 2014. For your convenience, we have set forth below each of your numbered comments, followed by our response.
We respectfully request that the Staff review the responses in this letter and allow the Company to modify or expand its disclosures in future filings and not amend the Form 10-K for the Fiscal Year Ended December 29, 2012 and the Form 10-Q for the Fiscal Quarter Ended September 28, 2013.
Form 10-K for Fiscal Year Ended December 29, 2012
Note 1. Nature of Business and Basis of Presentation, page 36

1.
We reviewed your response to comment one in our letter dated December 27, 2013. Please provide additional information regarding the factors considering in determining that the AAP joint venture is a variable interest entity subject to the variable interest entity (VIE) subsections of ASC 810. In particular, please address the following:

•	Please provide us a copy of the AAP joint venture agreement and tell us your consideration of filing the agreement as an exhibit pursuant to Item 601 of Regulation S-K.

•
Tell us why the “business” exclusion from the scope of the VIE subsections of ASC 810 is not applicable in this case. Refer to ASC 810-10-15-17.d. If you believe AAP was designed such that substantially all of its activities either involve or are conducted on behalf of you, as opposed to you and the joint venture partner, please tell us the rights and obligations of 4301 Operations under the joint venture agreement, including your understanding of why 4301 Operations entered into the joint venture agreement. If you believe you have provided more than ½ of the total equity, subordinated debt and other forms of subordinated financial support to the entity, please provide us your analysis of the fair values of each of the interests in the entity.

•
Notwithstanding the preceding bullet point and based on your assumption that the business exclusion from the scope of the VIE subsections of ASC 810 does not apply to AAP, please provide us additional support for your determination that AAP is a variable as described in

ASC 810-10-15-14. In particular, please tell us the specific provisions in the joint venture agreement which lead you to conclude that by design:

◦	The total equity investment at risk is not sufficient to permit AAP to finance its activities without additional subordinated financial support; and

◦
Your voting rights are not proportional to your obligations to absorb the expected losses of AAP, your rights to receive the expected residual returns of AAP, or both. Please note the phrase by design refers to entities that meet the condition of being a VIE because of the way they are structured. An entity under the control of its equity investors that originally was not a VIE does not become one because of operating losses.

We may have further comment regarding your analysis of the primary beneficiary of AAP once we have a clearer understanding as to why you believe AAP is a variable interest and not a voting interest entity under ASC 810.
In any event, please further revise the disclosure you propose to include in future filings regarding the consolidation of AAP, as the proposed disclosure remains unclear in terms of your basis in GAAP for consolidating this entity. For example, having a controlling financial interest in AAP would be the basis in GAAP for consolidation, whereas having “significant influence” over the economic performance of AAP would not be a basis for consolidation.
Company Response: The Company will file the AAP joint venture agreement and related amendments as an exhibit to its 2013 Annual Report on Form 10-K in March 2014 and will provide a copy to the Staff for review prior to that filing. The joint venture agreement has not been filed previously as exhibit to its Annual Reports on Form 10-K since 2009 due to an oversight.
The Company concluded the business scope exception was not met under ASC 810-10-15-17(d) due to several factors. The Company, with their legal counsel, set up and designed the legal entity for the sole purpose of servicing ARCA’s contract with General Electric (GE) which mandated the installation of an UNTHA URT recycling system. Although AAP is an operating joint venture, it is not jointly controlled by the Company and 4301 due to the fact that the Company has the power to direct activities of AAP through the GE contract which has a significant impact on AAP’s financial performance as approximately 80% of AAP’s total volume for the year ended December 29, 2012 was from the GE contract. Additionally, all payments made to and from GE for recyclable materials are conducted through the Company as GE does not acknowledge AAP as a party to the contract and therefore, without the Company’s involvement, AAP would not be able to purchase any recyclable materials from GE. As a result, the Company concluded that AAP was designed so that substantially all of its activities involve and are conducted on behalf of the Company.
The Company obtained its 50% interest in the joint venture through its $2 million initial cash contribution. 4301’s obligation for its 50% interest included contributing its metal shredder operations consisting of fixed assets, working capital, debt and assembled workforce including management expertise of more than 20 years of industry knowledge. The fair value of the assets contributed by 4301 of $1 million was determined primarily based on purchase cost of the fixed assets as they were newly purchased. The remaining assets and liabilities contributed by 4301were related to working capital and the fair value approximated the book value. 4301 also contributed

“sweat equity” however; this does not qualify as equity at risk. 4301’s rights included the right to a 50% allocation of the profits and loss of AAP as well as a 50% voting right for business related matters. Since the Company’s cash contribution was in excess of the fair value of the contribution of 4301, the Company concluded they provided more than half of the total equity, subordinated debt, and other forms of subordinated financial support to AAP.
The Company noted that ASC 810-10-25-37 requires that upon the initial determination of whether an entity is a VIE, the determination is to be based on the circumstances on the date the reporting entity becomes involved with a VIE and is to include future changes that are required in existing governing documents and contractual arrangements. The requirement to install the UNTHA URT recycling system was specifically contemplated at the inception of the joint venture and is referenced under Item 5 of the Recitals section of the Joint Venture Agreement. Although there were contributions made by both parties upon formation of the joint venture, it was understood that the initial capital contributions were insufficient to support the $6 million cost of the UNTHA recycling system. In order to secure financing to purchase the URT system, guarantees were required by both the Company and 4301 as noted in the Joint Venture Agreement in Article 4.2; however, the Company determined that it was the only party with the financial means to perform under the guarantee. Since 4301 did not have the ability to contribute additional financial support to the venture, the Company concluded it would need to provide additional financial support to the venture to fund the acquisition of the UNTHA URT recycling system. This conclusion was subsequently confirmed by subsequent infusions of cash from the Company to AAP in the form of subordinated debt which began concurrent with the commencement of AAP’s operations, and loan guarantees by ARCA on secured borrowings which were later obtained by AAP. There were no cash infusions by 4301 to AAP during this time.
Since the amount of financial support contributed to the joint venture was insufficient at the date of inception to fund the contractual requirement to purchase and install the UNTHA recycling system, the Company concluded that the amount of equity at risk was not sufficient to allow AAP to finance its activities without additional support.  For this same reason, the Company concluded that the design of the joint venture caused the voting rights to be not proportional to the Company’s obligations to absorb expected losses or receive the residual returns of AAP.
The Company will revise its disclosure in future filings to include the following: “The financial position of and results of operations of AAP are consolidated in our financial statements based on our conclusion that AAP is a variable interest entity due to ARCA’s contribution in excess of 50% of the total equity, subordinated debt and other forms of financial support. Additionally, we have a controlling financial interest in AAP, through our contractual agreement with GE which is material to the VIE and has provided substantially all of the financial support to fund the operations of AAP since its inception.”

Form 10-Q for Fiscal Quarter Ended September 28, 2013
Note 10. Income Taxes, page 12

2.
We reviewed your response to comment seven in our letter dated December 27, 2013. We note the most significant item impacting the effective rate reconciliation for the nine months ended September 28, 2013 is the release of your deferred tax valuation allowance. However we note the statement of cash flows does not reflect any change in the valuation allowance against deferred tax assets during the period. Please advise.

Company Response: The Company recorded a full valuation allowance against its deferred tax assets related to Net Operating Loss Carryforwards (NOLs) as of December 29, 2012, as there was significant uncertainty surrounding the Company’s ability to utilize its NOLs. Throughout 2013, the Company generated operating profits that were not expected as of December 29, 2012, and as a result, the valuation allowance related to the NOL deferred tax asset was released for those NOL’s utilized during the nine months ended September 28, 2013. The statement of cash flows was not impacted because the utilization of the deferred tax asset and the related release of the valuation allowance offset each other.
Note 12. Segment Information, page 14

3.
We reviewed your response to comment eight in our letter dated December 27, 2013. Please note that any current period revision to your methodology for attributing costs between reportable segments and unallocated corporate costs should be reflected retroactive to the beginning of the periods presented in order to conform to the current year presentation. Please revise your segment disclosures accordingly in future filings.

Company Response: The Company will revise its segment disclosures in future filings. However, the Company would like to clarify that based on a review of the corporate services it made a change to the estimate of costs allocated to its reportable segments. Because the change was the result of a “change in estimate”, the Company believes that a retroactive reclassification was not appropriate.

Sincerely,

/s/Edward R. Cameron
Edward R. Cameron
President and Chief Executive Officer